FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of December 1st, 2023

TENARIS, S.A.

(Translation of Registrant's name into English)

26, Boulevard Royal, 4th floor

L-2449 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö Form 40-F

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris’s Weekly Report (November 27, 2023 – December 1, 2023) on the First Tranche of Tenaris Share Buyback Program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1st, 2023

Tenaris, S.A.

By: /s/ Giovanni Sardagna

Giovanni Sardagna

Investor Relations Officer

Giovanni Sardagna

Tenaris

1-888-300-5432

www.tenaris.com

Weekly Report (November 27, 2023 – December 1, 2023) on the First Tranche of Tenaris Share Buyback Program

Luxembourg, December 1, 2023. - Tenaris S.A. (NYSE and Mexico: TS and EXM Italy: TEN) (“Tenaris”) announced today that pursuant to its First Tranche of the Share Buyback Program announced on November 5, 2023, covering up to US$300 million to be executed in the open market, it has repurchased the following ordinary shares from November 27 to (and including) December 1, 2023:

Date	Trading Venue	Shares Purchased	Weighted Average Price (EUR)	Purchases in EUR	Reference FX	Purchases in USD
27-nov-23	MTA	234,272	15.4777	3,625,992	1.0940	3,966,835
27-nov-23	CEUX	281,868	15.4780	4,362,753	1.0940	4,772,852
27-nov-23	TQEX	28,694	15.4780	444,126	1.0940	485,874
27-nov-23	AQXE	28,377	15.4777	439,211	1.0940	480,496
28-nov-23	MTA	260,139	15.4057	4,007,623	1.0933	4,381,535
28-nov-23	CEUX	240,233	15.4065	3,701,150	1.0933	4,046,467
28-nov-23	TQEX	24,750	15.4086	381,363	1.0933	416,944
28-nov-23	AQXE	24,329	15.4075	374,849	1.0933	409,822
29-nov-23	MTA	606,482	15.3695	9,321,325	1.0981	10,235,747
29-nov-23	CEUX	285,810	15.3718	4,393,414	1.0981	4,824,408
29-nov-23	TQEX	29,562	15.3722	454,433	1.0981	499,013
29-nov-23	AQXE	28,377	15.3724	436,223	1.0981	479,016
		2,072,893	15.4096	31,942,461		34,999,009

From November 6, 2023 to (and including) December 1, 2023, the Company has purchased a total of 8,940,855 ordinary shares for a total consideration of €140,733,370, equivalent to US$152,691,963.

As of December 1, 2023, the Company held in treasury 8,940,855 ordinary shares equal to 0.76% of the total issued share capital.

Tenaris intends to cancel all shares purchased under the Program in due course.

Details of the above transactions, are available on Tenaris’s corporate website under the Share Buyback Program Section https://ir.tenaris.com/share-buyback-program.

Some of the statements contained in this press release are “forward-looking statements”. Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to future oil and gas prices and their impact on investment programs by oil and gas companies.

Tenaris is a leading global supplier of steel tubes and related services for the world’s energy industry and certain other industrial applications.